[FRANKLIN TEMPLETON LETTERHEAD]

September 16, 2013

Via EDGAR Transmission
Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Subject:                 Franklin Alternative Strategies Fund (“Registrant”)
(File Nos. 811-22641, 333-189667)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, below are Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided to Kristin H. Ives, Esq. on July 26, 2013 with regard to Registrant’s initial registration statement under the Securities Act of 1933 (“1933 Act”) on Form N-1A filed with the Commission on June 28, 2013 (the “Registration Statement”).  The Registration Statement was filed in order to register the shares of a new series of Registrant, the Franklin K2 Alternative Strategies Fund (the “Fund”), under the 1933 Act, and to register the Fund under the Investment Company Act of 1940 (“1940 Act”).  Each comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Prospectus Comments:

1.           Comment:  On page 2, please note that the fee table and the Example must be complete prior to the Fund's request for effectiveness. Please provide the information required by Item 3 of Form N-1A regarding the Fund's annual fund operating expenses. We may have further comments.

Response:  The fee and expense table and related example have been completed.

2.           Comment:  On page 2, the “Other expenses” line item in the fee table must include an estimate for any dividends, interest, or premiums and/or expenses that are paid for shares sold short.  Accordingly, please confirm that interest expenses from the Fund’s short positions will be included in this line item. Alternatively, a subcategory may be added in a line item under “Other expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other expenses.”

Response:  Expenses related to short sales have been included as a subcategory under “Other expenses.”

3.           On page 2, in footnote 1 to the fee table, we have the following comments:

a.      Comment:  The second sentence states that “Management” has contractually agreed….” Please replace “Management” with “The Investment Manager” to state precisely the entity that is contractually bound by the fee waiver.

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

Response:  The footnote has been revised to reflect the parties that will be contractually bound to waive fees or assume expenses.

b.      Comment:  Also in the second sentence, please replace the phrase “certain non-routine expenses” with the specific expenses that are excluded from the fee waiver (e.g., 12b-1 fees, acquired fund fees and expenses, etc.).

Response:  The footnote has been revised to include all of the exclusions from the fee and expense waiver in the first parenthetical of the sentence.

c.      Comment:  Please confirm to us and disclose that the fee waiver will be in place for at least one year from the effective date of the Registration Statement.

Response:  The fee waiver will be in place for at least one year from the effective date of the Registration Statement.  The disclosure in the prospectus has been revised accordingly.

d.      Comment:  The last sentence of the footnote states: “The investment manager also has contractually agreed in advance to reduce its fees as a result of the Fund’s investment in a Franklin Templeton money fund for at least the next 12-month period.” Please include all terms and conditions of the investment manager’s fee waiver in the footnote. With regard to the Fund’s investment in the Franklin Templeton money fund, please disclose the amount by which the investment manager will “reduce its fees” (e.g., is the fee reduction to the extent that the Fund pays any fees/expenses of the money fund?). Also, please confirm that these fees are included in the Fund’s acquired fund fees and expenses and that the corresponding waiver is included in the fee waiver calculation.

Response:  It is not currently anticipated that the Fund will be investing in the Franklin Templeton money market fund.  Therefore, references to the money market fund waiver have been deleted.

e.      Comment:  If there will be an opportunity for the investment manager to recoup any fees waived under the fee waiver, please disclose the terms of the recoupment here.

Response:  Management does not recoup fees waived under the fee waiver.

4.           In Principal Investment Strategies on pages 3 and 4, please make the following revisions:

a.      Comment:  In the second sentence, it states that the Fund is structured as a “multi-manager fund.” Please explain here what this means (i.e., that the Fund uses multiple sub-advisers).

Response:  The disclosure has been revised accordingly.

b.	Comment: At the end of the first paragraph, please define “investment funds.”

Response:  The disclosure has been revised as requested.

c.	Comment: In the first line of the second paragraph, please define “equity access products.”

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

Response:  We have deleted the references to “equity access products” as those instruments are not considered to be a principal investment strategy of the Fund.  Equity access products are, however, defined in the Fund’s statement of additional information (“SAI”).

d.      Comment:  In the second paragraph, in regard to the reference to “private investment vehicles,” please confirm to us that the Fund will not invest more than 15% of its assets in funds exempt from registration under the 1940 Act under sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Response:  Currently, there is no express percentage limitation on the Fund’s investments in investment funds that are exempt from registration under the 1940 Act under Sections 3(c)(1) or 3(c)(7). However, to the extent that investments in such funds are deemed to be illiquid, the Fund intends to comply with its limitation of not investing more than 15% of the Fund’s net assets in illiquid securities.

e.      Comment:  Please describe the types of securities that the Fund considers to be “evidence of indebtedness.”

Response:  We have deleted the reference to “evidence of indebtedness” as this term does not describe any additional principal investments in which the Fund may invest that are not already disclosed in the prospectus.

f.      Comment:  The Fund states that it will invest in “foreign companies.” If these include emerging markets, please disclose so here. Please also disclose how the Fund defines an emerging market.

Response:  Although the Fund has the ability to invest in emerging markets securities without limitation, the Fund does not currently anticipate that its investment in emerging markets securities will be a significant portion of the Fund’s portfolio.  Therefore, we have disclosed the Fund’s investment in emerging markets in the “Fund Details” section and not in the “Fund Summary” section of the Fund’s prospectus.  With respect to a definition of an “emerging market,” we do not believe that a definition would be useful to shareholders in light of the fact that the Fund does not have a limit on its ability to invest in emerging market securities.

g.      Comment:  Does the Fund have a policy as to the maximum percentage of its assets it will invest in high yield debt? If so, disclose it here. Also, please disclose the distinction between high-yield debt and distressed debt securities.

Response:  The Fund does not have an explicit limit on its investment in high-yield securities.  In addition, the prospectus disclosure has been revised to include a definition of “distressed debt.”

h.      Comment:  In the fourth paragraph, it states that the “Fund’s derivative investments may include… [emphasis added].” The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives, as appropriate.

Response:  We have revised certain derivatives-related disclosure in the prospectus and reviewed all of the prospectus derivatives-related disclosure in light of the comment above.  We believe that the disclosure provides specific uses and risks regarding derivatives in which the Fund will invest and is consistent with applicable standards.

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

i.      Comment:  Also in the fourth paragraph, as it states that the Fund will invest in total return swaps and credit default swaps, the Fund must set aside an appropriate amount of segregated assets. See, generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). If the Fund will sell or write credit default swaps, please confirm that it will cover the full notional value of such swaps. Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:  To the extent that the Fund sells or writes credit default swaps, the Fund currently intends to cover the full notional value of such swaps.

5.           In addition, in Principal Investment Strategies, on page 4, it states that “[t]he Fund may gain exposure to commodities through investments in other investment companies, ETFs, or through a wholly-owned Cayman Islands subsidiary (“Subsidiary”), which may be formed in the future.” With regard to the Subsidiary, we have the following comments:

a.      Comment:  In the SAI, on page 28, it states that “the Fund has established [the Subsidiary] [emphasis added],” “in connection with [its] use of commodities.” Please correct this inconsistency regarding formation of the Subsidiary.

Response:  The disclosure has been revised accordingly.

b.      Comment:  As the reference to the Fund’s investment in commodities and the Subsidiary is included in the Principal Investment Strategies section, please confirm that these investments will be a principal strategy of the Fund. If not, please omit this reference from this section. If it is a principal strategy, please explain to us how the formation of the Subsidiary “in the future” will impact the Fund in achieving its investment objective. For example, will the Fund be able to achieve its objective before the Subsidiary is formed, or if it isn’t formed at all? Will the Fund’s strategy change after the Subsidiary is formed? Is the Subsidiary necessary for the Fund to achieve its objective?

Response:  The Fund’s anticipated investment in commodities through the Subsidiary is a component of the Fund’s Systematic Macro Strategy, which is a subset of the Fund’s Global Macro Strategy.  In this regard, the Fund anticipates that investing in commodities through the Subsidiary will be a component of the Fund’s principal investment strategies.  The Fund anticipates that the Subsidiary will be created in the near future; but that the level of investments in commodities through the Subsidiary would initially be limited.  Therefore, disclosure regarding the Fund’s investments in commodities and the Cayman subsidiary is now included in the “Fund Details” section and not in the “Fund Summary.”  To the extent that the Fund believes that the creation of the Subsidiary and/or the Fund’s investment in the Subsidiary represents a change in the Fund’s principal investment strategy, the Fund will update its disclosure documents to reflect such change.

6.           In addition, should the Subsidiary be formed, please address the following issues that are raised by the Fund’s use of the Subsidiary:

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

a.      Comment:  Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response:  Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act1 and for accounting purposes, the Fund will look through (i.e., disregard the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with each of the above matters.  As a result, the Subsidiary individually may not be in compliance with each of these provisions – e.g., the Subsidiary will not comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the 1940 Act.

b.      Comment:  Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) and as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

Response:  As is the case with wholly owned Cayman subsidiaries of other Franklin Templeton funds (the structure of which has been previously reviewed by the Staff), the Subsidiary will not comply with every provision of Section 15 of the 1940 Act relating to the form and approval of its investment advisory agreement.  The Subsidiary’s advisory agreement will be in writing and will precisely describe the compensation to be paid to its investment adviser.  In addition, Registrant confirms that the Subsidiary’s advisory agreement will be presented to Registrant’s board of trustees for approval at an in-person Board meeting.  Thereafter, the Subsidiary’s advisory agreement will be presented to Registrant’s board of trustees as part of the annual contract renewal process relating to the Fund.  Finally, Registrant undertakes to file the Subsidiary’s investment advisory agreement as an exhibit to its registration statement, once formed.

c.      Comment:  Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act. Please also identify the custodian of the Subsidiary.

Response:  As noted above, Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act and for accounting purposes, the Fund will look through (i.e., disregard the separate corporate existence of the Subsidiary) for purposes of Section 17 of the 1940 Act.  Also, Rule 17a-3 exempts from Section 17(a) of the 1940 Act “[t]ransactions solely between a registered investment company and one or more of its fully-owned subsidiaries….” The Bank of New York Mellon, the custodian for the Fund, is expected to serve as the custodian for the Subsidiary.  The Bank of New York Mellon meets the requirements of Section 17(f) of the 1940 Act.

d.      Comment:  As the Fund has not received a private letter ruling from the IRS regarding the use of the Subsidiary, please disclose the Fund’s basis for determining that the undistributed income it derives from the Subsidiary is qualifying income, such as an opinion of counsel.

________________
1  See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

Response:  We have adequately disclosed the Fund’s basis for determining that the undistributed income it derives from the Subsidiary is qualifying income and cautioned the investor that if the IRS releases guidance or Congress enacts legislation, the Fund could fail to qualify as a RIC and/or the strategy of the Fund could change.

e.      Comment:  Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

Response:  The Subsidiary’s principal investment strategies and its related risks will be the same as those of the Fund with respect to the Fund’s proposed investments in commodity-related investments.  We believe that the principal investment strategies and principal risk disclosures reflect such aggregate operations.

f.      Comment:  Confirm to us in your response letter that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response:  For presentation purposes to shareholders of the Fund, the Subsidiary’s financial statements will be consolidated with those of the Fund, consistent with the practice that is permitted by U.S. GAAP and has been explicitly permitted by the Staff of the Commission in Gold Portfolio, No-Action Letter (pub. avail. April 29, 2008).

g.      Comment:  Confirm to us that: (1) the Subsidiary’s expenses will be included in the Fund’s Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff; and (4) the Subsidiary’s board of directors will sign the Fund’s Registration Statement.

Response:  Once formed, the Subsidiary’s expenses will be included in the Fund’s Prospectus fee table.  In addition, Registrant has undertaken that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff; and the Subsidiary’s board of directors will sign the Fund’s Registration Statement.

7.           In the discussion of the Fund’s investment strategy on page 4, please:

a.      Comment:  In the Long Short Equity Strategies, explain how the Fund will make long and short investments in “common stock indices.” For example, if the Fund will invest in stocks that comprise these indices, please state so and, if appropriate, please disclose the names of the indices. Also, if the Fund will make investments in derivatives that provide exposure to an index, please disclose this strategy.

Response:  The Fund will gain both long and short exposure to common stock indices through the use of derivatives and exchange-traded funds (e.g., the Fund may take short positions in exchange-traded index funds).  The prospectus disclosure has been revised to clarify this strategy.

b.      Comment:  In Global Macro Strategies, it states that “[e]xamples of Global Macro Strategies include discretionary and systemic macro strategies.” Please provide, in plain English, a brief description

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

of these strategies. Please also revise the descriptions of these strategies on page 11 so they are presented clearly and in plain English.

Response:  The disclosure has been revised accordingly.

8.           In the Principal Risks section on pages 4-7, please make the following revisions:

a.      Comment:  In Derivative Instruments, please ensure the disclosure describes the actual derivative instruments that the Fund intends to use to achieve its investment objective, and the associated risks of these specific derivatives. See the July 30, 2010, letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, referenced in Comment 4.h above.

Response:  We have revised certain derivatives related disclosure in the prospectus and believe that it provides specific uses and risks regarding derivatives in which the Fund will invest and is consistent with applicable standards.

b.      Comment:  In High-Yield Debt Securities, please insert a reference to “junk bonds” immediately following the phrase “’high-yield’ debt securities” in the first line. Please also include disclosure regarding the “speculative” nature of these securities.

Response:  The disclosure has been revised as requested.

c.      Comment:  In general in this section, please disclose the risks associated with each principal investment strategy of the Fund. These should include equity-access products, loans and (specifically) loan participations, debentures, mortgage-backed and asset-backed securities, rights and warrants, private funds, exchange-traded funds and collateralized debt obligations.

Response:  We have reviewed the references to such instruments throughout the prospectus and have revised the disclosure to reflect the Fund’s anticipated investments in such instruments.  To the extent that the Fund’s investment in such instrument remained in the prospectus, we have confirmed that appropriate risk disclosure is also included in the prospectus.

d.      Comment:  Please also disclose the risks associated with 1) investments in small and mid-size companies, 2) the risks associated with active trading of the Fund’s portfolio, and 3) the risks associated with investing through the Subsidiary.

Response:   The Fund’s anticipated investment in small and mid-size companies and investments through the Subsidiary (as discussed in more detail above), are risks that we believe are appropriate to include in the “Fund Details” section and not in the “Fund Summary” section of the prospectus.  We have added a risk related to the active trading of the Fund’s portfolio to the Fund Summary.

9.           Comment:  In Purchase and Sale of Fund Shares, on page 7, please disclose the minimum purchase amount, if any, for subsequent investments in the Fund. Also, it states that the “minimum initial purchase for most accounts is $1,000 (or $50 under an automatic investment plan) [emphasis added].” If there is a higher minimum purchase amount for certain accounts (or for different share classes), please disclose so here.

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

Response:  The minimum initial investment for Classes A, C and R is $1,000.  Class R6 and Advisor Class, however, are only available to “Qualified Investors” and the minimum initial investment will vary depending on the type of Qualified Investor, as described in the prospectus under “Your Account.”  The disclosure under “Purchase and Sale of Fund Shares” has been revised accordingly.  There is not a minimum purchase amount for subsequent investments in the Fund.

10.           Comment:  Also on page 7, in Investment Manager, per Item 5(a) of Form N-1A, please provide the name of each sub-adviser.

Response:  Instruction 2 to Item 5(a) of Form N-1A states:

A Fund having three or more sub-advisers, each of which manages a portion of the Fund’s portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund’s net assets. For purposes of this paragraph, a significant portion of a Fund’s net assets generally will be deemed to be 30% or more of the Fund’s net assets.

Pursuant to this Instruction, the Fund has not listed the names of any of its sub-advisers in this section, as none of the sub-advisers will be managing 30% or more of the Fund’s assets.

11.           Comment:  In Multi-Manager Approach on pages 11-12, in the discussion of the Fund’s application for an exemptive order, please disclose that there is no guarantee that the Fund will receive an order.

Response:  The Commission issued a notice of an application under Section 6(c) of the 1940 Act with respect to the Fund’s multi-manager order, as discussed in the Fund’s prospectus, on August 27, 2013.  The Fund anticipates that it will receive an order from the SEC by the effective date of the Fund’s registration statement under the 1933 Act.  The Fund will disclose the existence of the order if it is issued before effectiveness.  If it is not issued before effectiveness, the Fund will add disclosure that there is no guarantee that it will receive the order.

12.           Comment:  In Principal Risks, beginning on page 11, there is a reference to sovereign debt securities, variable rate securities, ETNs and emerging market securities (as mentioned above). Please include a reference to each of these investments in the Principal Investment Policies and Practices section, and if appropriate, in the Prospectus Summary. If any of these securities are not principal investments of the Fund, please move their discussion to the SAI.

Response:  The disclosure has been revised accordingly.

13.           Comment:  In Principal Risks, Variable Rate Securities, on page 16, please disclose that typically floating rate securities, and any others as may be applicable, are rated below investment grade and that securities with such ratings are commonly referred to as “junk bonds.”

Response:  The disclosure has been revised to indicate that floating rate securities may be rated below investment grade and that securities with such ratings are commonly referred to as "junk bonds."

14.           Comment:  In Commodities on page 18, it refers to “[i]nvesting in physical commodities, either directly or through complex securities, such as ETNs…[emphasis added].” However, as a fundamental

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

restriction, as stated on page 3 of the SAI, the Fund may not [p]urchase or sell physical commodities.” Please correct this inconsistency.

Response: The disclosure has been corrected.

15.           Comment:  On page 18, in Tax Risk, please disclose any advanced notice that may be provided to shareholders in the event that the Fund fails to qualify as a RIC.

Response:  The Fund intends to qualify as a RIC and typically would be unable to provide advanced notice that it in fact failed to so qualify if that were to occur.  If the IRS were to issue adverse guidance, with prospective effect, the Fund would either liquidate or authorize a change in investment strategy as disclosed to avoid disqualification as a RIC.

16.           Comment:  On page 20, it states that the Fund’s “[p]ortfolio holdings information can be viewed [on its website] [emphasis added].” Item 9(d)(ii) of Form N-1A requires the Fund to “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable [emphasis added].”

Response:  The Fund does not post a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities on its website.  Therefore, there is no disclosure in the Fund’s prospectus to that effect.

17.           Comment:  In Management, at the bottom of page 20, please state, as required by Item 10(a)(1)(iii) of Form N-1A, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:  We respectfully decline this comment.  On March 6, 2013, you conveyed a comment to Ms. Kimberly Novotny, Senior Corporate Counsel at Franklin Templeton Investments, with regard to Amendment No. 41 to Templeton Income Trust’s registration statement on Form N-1A, filed to register a new series of shares of the registrant (the Templeton Emerging Markets Bond Fund), to “state that a discussion regarding the basis for the board of trustees approving the investment management contract of the Fund will be available in the Fund’s initial report to shareholders.”  This language was agreed to because a new fund may not immediately commence operations upon going effective with the SEC; therefore, it is uncertain at the time of filing what specific report will be the fund’s initial report to shareholders.  In response to this comment and for the foregoing reason, we have incorporated this language across all new funds in Franklin Templeton Investments, as well as into this Fund’s prospectus.

18.           Comment:  On page 24, in Choosing a Share Class, there is reference to a “deferred sales charge of 1% on purchases of $1 million or more sold within 18 months” for Class A shares. In accordance with Item 3, Instruction 2 of Form N-1A, please include these fees in the fee table in the Prospectus Summary.

Response:  Registrant respectfully disagrees with the requested change.  First, this disclosure, which does not include the 1.00% CDSC for Class A shares in the fees and expenses table, had been previously reviewed by, commented on and agreed to by the Staff for all Franklin Templeton open-end funds offering Class A shares in connection with the compliance with the summary prospectus requirement.  Second, the Fund believes that it would be misleading to shareholders to display both the

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

front-end sales charge and CDSC for Class A shares in the fee table, because no shareholder would be charged both a front-end sales charge and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1 million or more (i.e., pay no front-end sales charge) and sell such shares within 18 months of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.  Registrant notes that the imposition of the 1.00% CDSC is uncommon compared to the imposition of a front-end sales charge.  In addition, consistent with Form N-1A, if both the front-end sales charge and the CDSC for Class A shares were shown in the fees and expenses table, they would also need to be included in the Example, which would result in further misleading information in the Example.

19.           Comment:  On page 28, it states that “any investment of $1 million or more [is placed] in Class A shares, since Class A’s annual expenses are lower.” However, with the imposition of the redemption fee of 1% on purchases of $1 million or more sold within 18 months, the Class A shares annual expenses are only lower for shares not sold within 18 months of purchase. Please revise this statement accordingly.

Response:  We respectfully disagree with the requested change.  When an investment of $1 million or more is placed in Class A shares, the shareholder will be charged a CDSC of 1.00% if redeemed within 18 months of purchase, but the shareholder does not pay front-end sales charges on such purchase and will pay a 0.30% Rule 12b-1 fee.  If such investment were invested in Class C shares, the shareholder would pay a 1.00% CDSC for redemptions within one year of purchase in addition to a 1.00% Rule 12b-1 fee.  Therefore, Class A’s annual expenses (which include the 0.30% Rule 12b-1 fee), combined with the one time CDSC of 1.00% on investments of $1 million or more, are less expensive over time than Class C’s annual expenses (which include the 1.00% Rule 12b-1 fee), combined with its one time CDSC of 1.00%.

20.           Comment:  On page 30, in Distribution and Service (12b-1) Fees, if the full fee under the Fund’s 12b-1 plan will not be paid by the Fund, and the fee is not shown in the fee table, please include a footnote to the fee table disclosing the full 12b-1 fee authorized and stating that the Fund has agreed not to pay more than the amount shown in the fee table for the next 12 months.

Response:  The maximum amount of the Fund’s Rule 12b-1 fees are included in the fee table.

SAI Comments:

21.           Comment:  On page 3, the Fund states that as a fundamental investment policy, it may not “invest more than 25% of the Fund's net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies… [emphasis added].” Please note that to the extent that a fund is invested in underlying funds, the SEC takes the position that the Fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy. Accordingly, please confirm that the Fund will look through affiliated funds, and that the Fund will not ignore information about unaffiliated funds, when it determines its underlying concentration.

Response:  Registrant confirms that it will monitor its policy in light of the policies of the underlying funds in which it invests.

22.           Comment:  On page 59, in Policies and Procedures Regarding the Release of Portfolio Holdings, please add disclosure to fulfill the requirements of Form N-1A, Item 16(f)(1)(vi) to describe “the

Ms. Karen Rossotto, Senior Counsel
September 16, 2013

procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.”

Response:  Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings – Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A Item 16(f)(1)(vi).

23.           Comment:  In Portfolio Managers, on page 72, as required in Item 20(a)(3) of Form N-1A, for each of the categories of accounts included in the table on this page, please provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

Response:  The appropriate disclosure has been included in the SAI.

Please do not hesitate to contact me at (650) 312-2018, or Kristin H. Ives at (215) 564-8048 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray
Steven J. Gray
Secretary of Registrant

cc: Kristin H. Ives, Esquire